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                              September 10, 2021

       James Chapman
       Chief Financial Officer
       Dominion Energy, Inc.
       120 Tredegar Street
       Richmond, Virginia 23219

                                                        Re: Dominion Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-08489

       Dear Mr. Chapman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. You provide disclosure about the effects of climate change on weather and how this could impact the company.
Please quantify any material weather-related damages to your property or operations.
   2. If material, disclose any weather-related impacts on the cost or availability of insurance.
   3. Disclose any material litigation risks related to climate change and the potential impact to the company.
   4. You provide disclosure about the purchase of carbon credits to offset emissions. If material, provide
disclosure about any material effects of this on your business, financial condition, and results
of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Wei Lu,
Staff Accountant at (202) 551-3725 or Ethan Horowitz,
 James Chapman
Dominion Energy, Inc.
September 10, 2021
Page 2

Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.



FirstName LastNameJames Chapman                          Sincerely,
Comapany NameDominion Resources, Inc.
                                                         Division of
Corporation Finance
September 10, 2021 Page 2                                Office of Energy &
Transportation
FirstName LastName